Exhibit 99.1

i-80 Gold to Announce Third Quarter Financial Results on November 9, 2022

RENO, Nev., Oct. 25, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") will announce its unaudited financial and operating results for the three and nine months ended September 30, 2022 before market open Wednesday, November 9, 2022. The Company will host a live conference call and webcast on that same day, commencing at 10:00 am ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold's executive team.

Webcast

https://app.webinar.net/XGDgY2P3lMp

Conference Call

North American Toll-free: 1-888-882-4478
Confirmation Code: 5905476

Conference Call Replay

A recording of the call can be accessed until November 16, 2022.

North American Toll-free Replay: 1-888-203-1112
Replay Code: 5905476

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/25/c2131.html

%CIK: 0001853962

For further information: please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 25-OCT-22